Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

INTRODUCTION

The following is management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Invictus MD Strategies Corp. ("Invictus MD " or the "Company"), and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2017, and the audited consolidated financial statements for the year ended January 31, 2017, and related notes therein.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

All financial information in this MD&A for the three and nine months ended October 31, 2017, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is December 22, 2017.

MANAGEMENT’S RESPONSIBILITY

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are responsible to ensure that this MD&A and related filings do not contain any untrue statements of material fact, or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A and related filings. The Board of Directors’ approved the MD&A, together with the unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2017, and ensure that management has discharged its financial responsibilities.

FORWARD-LOOKING INFORMATION AND CAUTIONARY RISKS NOTICE

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “plans”, "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: uncertainties involved in disputes and litigation; fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and economic return; the need for cooperation of government agencies; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; uncertainty related to the completion of a transaction or amalgamation.

It is the Company’s policy that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of December 22, 2017, and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and complete a transaction or amalgamation.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

COMPANY OVERVIEW

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “IMH”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTCBB. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits.

The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 31, 2017 and 2016, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus MD” or the “Company”), and the Company’s interest in affiliated companies. The Company’s major subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”) and Poda Technologies Ltd. (“Poda”). The Company’s major investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

Invictus MD was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

BUSINESS OVERVIEW

Acreage Pharms Ltd.

On February 7, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of a Late Stage Applicant (the “Optionco”) under the ACMPR, from its current shareholders. In early January 2017, Optionco had its pre-license inspection from Health Canada and expected to receive a license to cultivate under the ACMPR in short order.

On April 11, 2017, Acreage Pharms, for which Invictus MD has the option to acquire 100%, began their new cultivation cycle, having received their license to cultivate under the ACMPR, on March 29, 2017. Acreage Pharms has a 6,800-square foot purpose-built production facility within 60,000 square feet of secured perimeter for its current Phase 1 production facility located on 150 acres in Edson, Alberta.

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage Pharms (the “Acquisition”) by exercising its share purchase option previously announced on February 7, 2017.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

The aggregate consideration paid by the Company to the two former Acreage Pharms shareholders was comprised of: (i) 20,000,000 common shares of the Company; (ii) $6,000,000 in cash; (iii) and 3,000,000 warrants with an exercise price of $1.50, one-third of such warrants expiring every six months after the Acquisition’s closing date of April 25, 2017.

The warrants have a fair value of $3,130,768, calculated using the Black-Scholes option pricing model assuming one-third of the warrants will expire every six months following the date the option is exercised, an average risk-free interest rate of 0.60%, an expected dividend rate of 0%, and an average expected annual volatility of 146%.

On September 25, 2017, the Company announced that construction of the Phase 2 development, a purpose-built, multiple room production facility, is well underway at Acreage Pharms, with construction expected to be completed by end of January 2018. Utilizing best practices learned from previous developments, the design was optimized to increase it to 32,000 square feet.

The new facility will house nine, 1,600 square foot flowering rooms, maximizing available floor space and allowing for a fully controlled and optimized environment, facilitating harvest every two weeks, and enabling the grow teams to complete all their procedures in the same day. Additionally, a second level 8 vault will be constructed giving Acreage Pharms the ability to store $60,000,000 of cannabis product at a given time. The capital costs of constructing the Phase 2 facility remain within the $6,000,000 that was initially budgeted.

Given the location of Acreage Pharms in Edson, Alberta, electricity for the facility is one of the lowest rates in Canada. Additionally, there are no fees related to the disposal of water at the facility given it will be processed utilizing a septic tank and drain field method. These factors among others will allow Acreage Pharms to be very competitive while producing high-quality cannabis.

On October 22, 2017, Health Canada removed the previously disclosed production capacity restriction at Acreage Pharms and extended the existing ACMPR license through to March 2020. In addition, Acreage Pharms has converted a vegetative room into a flowering room, thereby providing additional production capacity. Total capacity is expected to reach 5,000 kg by January 2018 when Acreage Pharms completes its current 32,000 square foot Phase 2 expansion.

As at October 31, 2017, the Acreage Pharms Phase 1 facility is operating at full capacity and has approximately 80,000 grams of dried cannabis in its vault, ready for sale once it receives its sales license. Initial harvests in the existing state-of-the-art production facility, using pesticide free growing systems and Good Production Practices, has resulted in high quality, nonirradiated medical cannabis. Acreage Pharms recently completed its sixth harvest, and the yield increased by 30% over the prior harvest from the same room as a result of improved plant spacing and activation of the nutrient delivery system. The facility continues to grow completely pesticide free and the purpose-built facility is out performing management’s expectations for Good Production Practices and over all production values.

AB Laboratories Inc. and AB Ventures Inc.

On December 23, 2016, the Company acquired 33.33% of AB Laboratories Inc. ("AB Labs"), a Licensed Producer under the ACMPR. Under the terms of the agreement, the Company acquired 33.33% of AB Labs for consideration of $5,000,000 (paid) and 2,400,000 common shares (issued with a fair value of $3,456,000), and payment of $2,000,000 ninety days after closing (paid).

On December 23, 2016, the Company acquired 11.76% of AB Ventures Inc. (“AB Ventures”) for consideration of $2,000,000 (paid). In exchange, AB Ventures issued the Company 13.33 common shares and a warrant to acquire an additional 36.66 common shares for $5,500,000. Upon payment of the $5,500,000, the Company will have been issued 49.99 common shares of AB Ventures, representing a 33.33% ownership interest. The Company and AB Ventures agreed to use the proceeds to fund the purchase of land for, construction of, and application to Health Canada for approval of, a facility for cultivation of cannabis under the ACMPR.

The Company has the right of first refusal to arrange any initial public offering, reverse take-over, or other going public transaction of AB Labs or AB Ventures following closing.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

On February 9, 2017, AB Ventures acquired 100 acres of land in Hamilton, Ontario. The land acquisition, worth approximately $1,650,000, is scheduled to close in early May 2017 (closed) and will be used for future cannabis cultivation, once licensed under the ACMPR. Plans to construct five production facilities on the new land totaling 100,000 square feet is expected to be completed by 2019, subject to timely receipt of approvals. The entire 100 acres will be available for future expansion.

Invictus MD has made a commitment to invest $5,500,000, which will be used to fund the costs of licensing approval under the ACMPR, and constructing the initial 42,000 square foot cultivation facilities. The commitment is in addition to $2,000,000 already funded for the land acquisition plus working capital and will provide the Company with a 33.33% interest in AB Ventures.

On March 14, 2017, the Company completed its final commitment with a cash transaction of $2,000,000 to acquire 33.33% of AB Labs. AB Labs is licensed for cultivation under the ACMPR and maintains a 16,000-square foot facility located in Hamilton, Ontario.

On April 19, 2017, the Company announced that AB Labs will provide their unique products in Canopy Growth Corporation’s (“Canopy Growth”) (TSX: WEED) curated CraftGrow line on Tweed Main Street’s online store, that brings high quality cannabis grown by a diverse set of producers.

On October 22, 2017, Health Canada removed the previously disclosed production capacity restriction at AB Labs and extended the existing ACMPR license for a period of two years.

As at October 31, 2017, the AB Labs facility is operating at full capacity and has approximately 65,000 grams of dried cannabis in its vault, ready for sale once it receives its sales license.

Update on production capacity and sales licenses

On November 27, 2017, the Company announced that through its interests in two ACMPR license holders, its wholly-owned subsidiary Acreage Pharms and its one-third interest in AB Labs, it expects to have annual production capacity of 6,000 kg commencing January 2018, several months before Canada expects cannabis to become recreationally legal. Total current annual production capacity at both locations is approximately 1,500 kg.

Both Acreage Pharms and AB Labs have submitted formal requests to Health Canada to amend its license to allow for the sale and distribution of medical cannabis. The issuance of the amendment is subject to, among other things, a regulatory inspection of Acreage Pharms’ and AB Labs’ production facilities and cannot be guaranteed by the Company. However, the Company is confident that both facilities are compliant with all necessary requirements, that they will pass the required inspection, and that the amendment will be issued in due course. The pre-sales license inspection is the last step prior to the issuance of a sales license under the ACMPR.

Private placements

On March 2, 2017, the Company announced that it has closed its previously announced bought deal private placement with Canaccord Genuity Corp. and Eventus Capital Corp. The Company issued 9,829,130 units at $1.65 per unit for total proceeds of $16,218,065, of which $19,500 was recorded in subscriptions receivable. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $2.35 per share expiring on September 2, 2018. The share purchase warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's daily volume weighted average share price on the Canadian Securities Exchange (or such other stock exchange the Company may be trading on) is greater than $3.75 for ten consecutive trading days. The share purchase warrants have a fair value of $3,643,661, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.68%, an expected dividend rate of 0%, and an expected annual volatility of 147%.

As compensation, the underwriters received a commission of 7% of the gross proceeds raised which was paid partly in cash of $670,265 and partly through the issuance of 281,818 units with a fair value of $465,000. The units issued to the underwriters have the same terms as the private placement. The Company also issued to the underwriters a total of 688,039 underwriters’ warrants with a fair value of $777,404. Each underwriters’ warrant is exercisable at a price of $1.65 per share until September 2, 2018.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

On May 24, 2017, the Company announced that it has closed its previously announced bought deal private placement with Canaccord Genuity Corp., Eventus Capital Corp., Echelon Wealth Partners Inc., GMP Securities L.P. and PI Financial Corp. The Company issued 18,525,000 units at $1.35 per unit for total proceeds of $25,008,750. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $1.75 per share expiring on November 24, 2018. The share purchase warrants have a fair value of $5,041,617, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.71%, an expected dividend rate of 0%, and an expected annual volatility of 138%.

As compensation, the underwriters received a commission of 5% of the gross proceeds raised and a corporate finance fee of 5% of the gross proceeds raised, paid in cash of $2,500,875.

On April 26, 2017, the Company issued 1,000,000 common shares to a consultant for services with a deemed fair value of $1,820,000, as a finder's fee for the acquisition of Acreage Pharms.

On June 13, 2017, the Company also issued 1,000,000 common shares to a consultant for services with a deemed fair value of $1,192,000, as a finder’s fee for the acquisition of AB Labs and AB Ventures.

Stock option grants

On February 7, 2017, the Company granted 1,200,000 incentive stock options to directors and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.69 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On February 24, 2017, the Company granted 600,000 incentive stock options to directors and officers of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.88 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On March 2, 2017, the Company granted 1,250,000 incentive stock options to directors, officers and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.75 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On June 13, 2017, the Company granted 1,200,000 incentive stock options to directors, officers, employees and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.48 per share. 900,0000 of the stock options vest immediately and the remaining 300,000 are subject to vesting terms, of which one-half will vest in six months and one-half in twelve months. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On October 17, 2017, the Company granted 1,385,000 incentive stock options to directors, officers and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.34 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

In June 2013, Health Canada issued the Marihuana for Medical Purposes Regulations (“MMPR”) for highly regulated commercial operations to produce quality medicine and covered the production and sale of dried cannabis flowers. On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), to allow licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves. On August 24, 2016, the Government of Canada issued the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), which allows patients to grow their own marijuana at home, limited to the number of plants required based on their prescribed dosage, and to designate a third-party grower through regulations similar to the former Medical Marijuana Access Regulations ("MMAR"). On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, completed its review and published its report outlining its recommendations. On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. On November 25, 2017, Bill C-45 received approval from the House of Commons and is now awaiting approval from the Senate.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

As the requirements under the current regulations are simple and involve few obstacles to access, growth in the number of approved patients is anticipated to increase exponentially. Moreover, the new system allows for competition among licensed producers on factors such as product quality, customer service, price, variety and brand awareness, and enables well-positioned and capitalized producers to leverage their position in the marketplace.

Health Canada1 recently reported that over 200,000 patients had enrolled into the ACMPR program by June 30, 2017. By 2024, Health Canada conservatively estimates that the number of patients using medical marijuana will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

LEGALIZATION OF RECREATIONAL USE OF MARIJUANA IN CANADA

On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposes the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. On November 25, 2017, Bill C-45 received approval from the House of Commons and is now awaiting approval from the Senate.

The Canadian Federal Government has announced its intention to legalize marijuana, and once the federal legislation is created, it will enable provinces to license the product and oversee its distribution and sale. To date, the provinces of Ontario2 and New Brunswick3 have announced that their provincial liquor control agencies will oversee the distribution and retail on non-medicinal cannabis. The Province of Manitoba4 has announced that the provincial liquor agency will be responsible for distribution and oversee the private retail on non-medical cannabis. It is believed that a number of other provinces will follow suit and announce details of their cannabis distribution and retail frameworks prior to the end of calendar 2017.

Deloitte5 estimates the potential value of the base retail market of regulated recreational cannabis in Canada to range from $4.9 billion to $8.7 billion per year. When you factor in the ancillary markets, the potential economic impact approaches $22.6 billion per year.

RESULTS OF OPERATIONS

For the three months ended October 31, 2017

For the three months ended October 31, 2017, the Company had a net loss of $12,317,884 (2016: $401,304).

The significant variances between the comparative period include:

•	Revenue of $698,234 (2016: $nil) resulting from the recognition of fair value adjustments on growth of biological assets at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation this year.

_____________________________________
[1] https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use-marijuana/licensed-producers/market-data.html
[2] https://news.ontario.ca/mof/en/2017/09/ontarios-cannabis-retail-and-distribution-model.html
[3] http://www2.gnb.ca/content/gnb/en/news/news_release.2017.09.1206.html
[4] http://news.gov.mb.ca/news/?archive=&item=42491
[5] https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/Analytics/ca-en-analytics-
DELOITTE%20Recreational%20Marijuana%20POV%20-%20ENGLISH%20FINAL_AODA.pdf

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

•

Sales and marketing of $358,372 (2016: $42,125) primarily due to increases in marketing and investor relations associated with operations at Acreage Pharms and AB Labs and the potential issuance of the sales licenses for the sale and distribution of medical cannabis.

•	General and administrative of $813,666 (2016: $319,309) primarily due to the acquisition and operation of Acreage Pharms which were not incurred in the comparative period.

•	Share-based compensation of $1,195,329 (2016: $490,126) primarily due to current period grants of incentive stock options to directors, officers and consultants of the Company.

•

Depreciation of $231,617 (2016: $10,966) primarily due to property, plant and equipment acquired as part of the Acreage Pharms acquisition, as well as current period purchases of property, plant and equipment for Future Harvest and Acreage Pharms.

•	Interest income of $8,113 (2016: interest expense $92,800) primarily due to the receipt of funds from the bought deal private placements completed on March 2, 2017, and May 24, 2017, respectively.

•

Loss of option to acquire agreements of $198,521 (2016: $35,741) primarily due to expired option to acquire agreements associated with Greentec Bio-Pharmaceuticals Corporation Group and Zenalytic Laboratories Inc.

•	Bargain purchase gain of nil (2016: $327,092) primarily relating to the acquisition of Future Harvest Development.

•

Equity income on investments of $83,688 (2016: nil) primarily relating to the equity pickup associated with AB Labs and AB Ventures. AB Labs recognized revenue associated with the fair value of biological assets cultivated during the quarter.

•

Deferred income tax expense of $10,566,400 (2016: nil) primarily due to the deferred income tax liability associated with the acquisition of Acreage Pharms as the ACMPR cultivation license has no cost base for tax purposes.

For the nine months ended October 31, 2017

For the nine months ended October 31, 2017, the Company had a net loss of $24,022,704 (2016: $1,868,283).

The significant variances between the comparative period include:

•

Revenue of $1,682,205 (2016: $1,916,221) and gross margin of $699,280 or 42% (2016: $1,083,489 or 57%) primarily due to Future Harvest sales of plant fertilizers, nutrients and other supplies for hydroponics. The decrease in sales and gross margin is associated with the prior year sale of the SunBlaster product line.

•

Revenue of $698,234 (2016: $nil) resulting from the recognition of fair value adjustments on growth of biological assets at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation this year.

•

Sales and marketing of $2,079,584 (2016: $172,879) primarily due to increases in marketing, investor relations and travel, associated with the private placements and the ramp-up of operations related to the increased production capacity of Acreage Pharms and AB Labs and the potential issuance of the sales licenses for the sale and distribution of medical cannabis.

•

General and administrative of $3,242,248 (2016: $1,834,151) primarily due to increases in management and consulting fees, legal, accounting, rent, regulatory and insurance fees, primarily due to the private placements and the operation and ramp-up of Acreage Pharms.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

•	Share-based compensation of $5,687,085 (2016: $490,126) primarily due to current period grants of 5,635,000 incentive stock options to directors, officers and consultants of the Company.

•	Acquisition-related costs of $3,229,830 (2016: nil) primarily due to the acquisition Acreage Pharms and finder’s fees associated with the investment in AB Labs and AB Ventures.

•

Depreciation of $232,758 (2016: $21,049) primarily due to property, plant and equipment acquired as part of the Acreage Pharms acquisition, as well as current period purchases of property, plant and equipment for Future Harvest and Acreage Pharms, made to service the ramp-up of operations related to the increased production capacity of Acreage Pharms.

•	Interest income of $105,651 (2016: interest expense $92,800) primarily due to the receipt of funds from the bought deal private placements completed during the year.

•

Loss of option to acquire agreements of $373,521 (2016: $45,158) primarily due to expired option to acquire agreements associated with Zenalytic Laboratories Inc., Greentec Bio-Pharmaceuticals Corporation Group and PlanC BioPharm Inc.

•	Bargain purchase loss of nil (2016: $152,922) primarily relating to the acquisition of Future Harvest Development.

•	Loss on sale of SunBlaster of nil (2016: $143,414) primarily due to the prior year sale of the SunBlaster product line.

•	Equity loss on investments of $32,803 (2016: nil) primarily due to the equity pick-up associated with the investment in AB Labs and AB Ventures.

•

Deferred income tax expense of $10,566,400 (2016: nil) primarily due to the deferred income tax liability associated with the acquisition of Acreage Pharms as the ACMPR cultivation license has no cost base for tax purposes.

SUMMARY OF QUARTERLY RESULTS

The below table provides a summary of the quarterly financial data for the last eight quarters, prepared in accordance with IFRS.

			Net income (loss)
			attributed to	Basic and diluted
			common	income (loss) per
	Revenue	Net income (loss)	shareholders	common share
Three months ended	$	$	$	$
October 31, 2017	622,326	(12,317,884)	(12,316,284)	(0.15)
July 31, 2017	566,431	(2,980,005)	(2,973,859)	(0.04)
April 30, 2017	493,448	(8,877,522)	(8,851,718)	(0.24)
January 31, 2017	632,840	(3,857,680)	(3,577,129)	(0.24)
October 31, 2016	523,116	(401,304)	(606,119)	(0.06)
July 31, 2016	559,123	(1,261,363)	(1,074,286)	(0.22)
April 30, 2016	833,982	(205,616)	(381,738)	(0.05)
January 31, 2016	2,022,601	1,055,362	865,665	0.23
October 31, 2015	1,287,035	(135,423)	(114,280)	(0.00)

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties. Key management is comprised of the Company’s directors and executive officers.

For the three and nine months ended October 31, 2017, the Company was charged $100,000 and $225,000, respectively, in management fees (2016: $15,000 and $282,375) and $500,000 in a one-time incentive payment by a company controlled by the Chairman and CEO (2016: nil). As at October 31, 2017, $40,000 remains outstanding which was recorded in accounts payable and accrued liabilities (January 31, 2017: $26,825).

For the three and nine months ended October 31, 2017, the Company paid $55,385 and $122,769, respectively, in salaries to a director of the Company (2016: nil and nil).

For the three and nine months ended October 31, 2017, the Company recognized share-based compensation of $1,035,664 and $4,587,926 respectively, related to stock options granted to key management (2016: $363,075 and $363,075).

INVESTMENT IN ASSOCIATE

Prestige Worldwide Holdings Inc.

On March 3, 2015, the Company purchased a 100% interest in Prestige Worldwide Holdings Inc. (“Prestige”) in exchange for 171,000 common shares to the shareholder of Prestige, which was subject to the concurrent closing of the initial acquisition of Future Harvest Development Ltd. (“Future Harvest”), and will issue additional common shares as Future Harvest achieves certain EBITDA milestones (up to an aggregate of 900,000 common shares), as outlined below:

(a)	182,250 Invictus shares if the Company acquires the first additional block of 13.75% of the Future Harvest shares, based on the following release schedule:

(i)	105,000 shares on the later of (i) December 31, 2015 and (ii) 45 days after Future Harvest achieves a $1 million EBITDA milestone (the “EBITDA $1 million Date”); and

(ii)	77,250 shares on the later of (i) June 30, 2016 and (ii) 45 days after the EBITDA $1 million Date.

(b)	182,250 Invictus shares if the Company acquires the second additional block of 13.75% of the Future Harvest shares, based on the following release schedule:

(i)	60,750 shares on the later of (i) June 30, 2016 and (ii) 45 days after the EBITDA $1 million Date;

(ii)	18,000 shares on the later of (i) June 30, 2016 and (ii) 45 days after Future Harvest achieves a $2 million EBITDA milestone (the “EBITDA $2 million Date”); and

(iii)	103,500 shares on the later of (i) December 31, 2016 and (ii) 45 days after the EBITDA $2 million Date.

(c)	182,250 Invictus shares if the Company acquires the third additional block of 13.75% of the Future Harvest shares, based on the following release schedule:

(i)	52,500 shares on the later of (i) December 31, 2016 and (ii) 45 days after the EBITDA $2 million Date;

(ii)	69,000 shares on the later of (i) June 30, 2017 and (ii) 45 days after the EBITDA $2 million Date; and

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

(iii)	60,750 shares on the later of (i) June 30, 2017 and (ii) 45 days after Future Harvest achieves a $3 million EBITDA milestone (the “EBITDA $3 million Date”).

(d)	182,250 Invictus shares if the Company acquires the fourth additional block of 13.75% of the Future Harvest Shares, based on the following release schedule:

(i)	26,250 shares on the later of (i) June 30, 2017 and (ii) 45 days after the EBITDA $3 million Date; and

(ii)	156,000 shares on the later of (i) December 31, 2017 and (ii) 45 days after the EBITDA $3 million Date.

The purpose of acquiring Prestige was to facilitate the acquisition of Future Harvest and as a result the Company capitalized the costs related to the purchase.

OUTSTANDING SHARE DATA

As at October 31, 2017, the Company had 80,179,306 common shares issued and outstanding (January 31, 2017: 27,839,600), nil Class A preferred shares issued and outstanding (January 31, 2017: nil), 7,295,000 stock options outstanding (January 31, 2017: 2,365,000), and 24,344,923 share purchase warrants outstanding (January 31, 2017: 8,882,668)

ESCROW SHARES

As at October 31, 2017, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

OTHER SHARE DATA

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2016	157,500	1.58
Granted	2,350,000	1.18
Exercised	(75,000)	0.35
Forfeited	(27,500)	0.35
Cancelled	(40,000)	1.75
Outstanding, January 31, 2017	2,365,000	1.24
Granted	5,635,000	1.59
Exercised	(190,000)	0.80
Forfeited	–	–
Cancelled	(515,000)	1.43
Outstanding, October 31, 2017	7,295,000	1.51

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2016	582,132	2.63
Issued	11,498,468	1.18
Exercised	(2,645,800)	0.50
Expired	(552,132)	2.50
Outstanding, January 31, 2017	8,882,668	1.40
Issued	18,006,013	1.87
Exercised	(1,513,758)	1.34
Expired	(1,030,000)	1.60
Outstanding, October 31, 2017	24,344,923	1.75

FINANCIAL INSTRUMENTS

International Financial Reporting Standard 7, Financial Instruments Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Presented below is a fair value hierarchy that distinguishes the significance of the inputs used in determining the fair value measurements of various financial instruments.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

	October 31, 2017
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	26,329,215	26,329,215	-	-

	January 31,
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	3,463,357	3,463,357	-	-

The Company’s financial instruments include: cash and cash equivalents, accounts receivable, loans receivable, bank indebtedness, accounts payable and accrued liabilities, and note payable. The carrying value of the financial instruments approximates their fair values.

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, and market risk.

FINANCIAL RISK MANAGEMENT

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at October 31, 2017, the Company had working capital of $29,113,812 (January 31, 2017: $3,271,288).

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have loans and the line of credit is with a high credit quality financial institution.

Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its cash and cash equivalents and shareholders’ equity as capital.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

The Company has no off-balance sheet arrangements or proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of unaudited condensed interim consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from amounts included in the financial statements. There have been no material changes to the critical accounting estimates discussed in the annual MD&A filed on SEDAR on May 31, 2017, with the exception of the addition of biological assets and inventory, as described below.

SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accounting policies described in Note 2 of the Company’s January 31, 2017 audited consolidated financial statement that were filed on SEDAR on May 31, 207, with the exception of the addition of biological assets and inventory, as described below.

Biological assets and inventory

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year. In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost to estimated net realizable value

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended October 31, 2017, and have not been applied in preparing these unaudited condensed interim consolidated financial statements.

New standard IFRS 9, “Financial Instruments”

New standard IFRS 15, “Revenue from Contracts with Customers”

New standard IFRS 16, "Leases"

Amendments to IFRS 2, “Share-based Payment”

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the Company’s consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

OUTLOOK

As of the date of this MD&A, the Company has completed a number of acquisitions and divestures and is continually working to add value through growth of current investments and seeking additional acquisition opportunities. The Company’s primary objective is to identify, grow and build companies that are complementary to one another. The Company’s strategy is to target small and mid-sized companies with proven brands, strong customer focus, and significant growth potential. We work in partnership with management teams to increase shareholder value through business planning and process integration, developing and executing growth strategies, leveraging our experience and relationships, and structuring and deploying the proper capital to support long-term growth.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

RISK FACTORS

This section discusses factors relating to the business of the Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Reliance on license

The Company's ability to grow, store and sell medical marijuana in Canada is dependent on maintaining its license with Health Canada. The license is subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the license, to maintain its license, and to renew the license after its expiry date would have a material adverse impact on the business, financial condition and operating results of the Company. Although the Company believes that it will meet the requirements of the ACMPR for future extensions or renewals of the license, there can be no assurance that Health Canada will extend or renew the licenses or, if extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the license or should it renew the license on different terms, the business, financial condition and operating results of the Company would be materially adversely affected.

Regulatory risks

The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Change in laws, regulations and guidelines

The Company’s business is subject to particular laws, regulations, and guidelines. The production and distribution of medical marijuana is a highly regulated field, and although the Company intends to comply with all laws and regulations, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of the Company may cause adverse effects to its operations.

Limited operating history, history of losses, and no assurance of profitability

The Company was incorporated and began operations in 2014 and started generating revenues from the sale of its products in fiscal 2016. The Company is subject to all of the business risks and uncertainties associated with any an early-stage enterprise, including under-capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

The Company has incurred operating losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

Unfavourable publicity or consumer perception

The success of the medical marijuana industry may be significantly influenced by the public’s perception of marijuana’s medicinal applications. Medical marijuana is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to medical marijuana will be favourable. The medical marijuana industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of medical marijuana may have a material adverse effect on our operational results, consumer base and financial results.

Competition

The market for the Company’s product does appear to be sizeable and Health Canada has only issued a limited number of licenses under the ACMPR to produce and sell medical marijuana. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. A large number of companies appear to be applying for production licenses, some of which may have significantly greater financial, technical, marketing and other resources, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

Should the size of the medical marijuana market increase as projected, the demand for product will increase as well, and in order for the Company to be competitive, it will need to invest significantly in research and development, marketing, production expansion, new client identification, and client support. If the Company is not successful in achieving sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, its financial condition and operations.

The Canadian Federal Government has committed to the legalization of recreational cannabis in Canada, though no model for this regulatory change has been publicly disclosed. This regulatory change may not be implemented at all. The introduction of a recreational model for cannabis production and distribution may impact the medical marijuana market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates. There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Uninsured or uninsurable risk

The Company may become subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s usual business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Key personnel

The Company’s success will depend on its directors’ and officers’ ability to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants now that production and selling operations have begun. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

Conflicts of Interest

Certain of the Company’s directors and officers are also directors and operators in other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

In addition, the directors and the officers are required to act honestly and in good faith with a view to its best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Litigation

The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages.

While the Company has insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact the Company’s business, operating results or financial condition.

Agricultural operations

Since the Company’s business will revolve mainly around the growth of agricultural products, the risks inherent with agricultural businesses will apply. Such risks may include disease and insect pests, among others. Although the Company expects to grow its product in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not adversely affect production.

Transportation disruptions

The Company will depend on fast, cost-effective and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier service used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Fluctuating prices of raw materials

The Company revenues, if any, are expected to be in large part derived from the production, sale and distribution of agricultural products or products related to the growth of such agricultural products. The price of production, sale and distribution of these products will fluctuate widely and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

Invictus MD Strategies Corp.
For the three and nine months ended October 31, 2017
Management’s Discussion and Analysis

Environmental and employee health and safety regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Intellectual property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. The Company has no patented technology or trademarked business methods at this time but has applied to register patents.

Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, the Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact our ability to successfully grow our business.

Political and economic instability

The Company may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in medicine and agriculture development or investment policies or shifts in political attitude in certain countries may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people and water use. The effect of these factors cannot be accurately predicted.